UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2016

j2 Global, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-25965	47-1053457
(State or other jurisdiction of incorporation or organization)	Commission File Number)	(IRS Employer Identification No.)

6922 Hollywood Blvd.

Suite 500

Los Angeles, California 90028

(Address of principal executive offices)

(323) 860-9200

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

As previously announced in j2 Global, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”), on October 21, 2016, j2 Global, Inc., a Delaware corporation (“j2”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ziff Davis, LLC, a Delaware limited liability company and a subsidiary of j2 (“Parent”), Project Echo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and Everyday Health, Inc., a Delaware corporation (“Everyday”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than November 1, 2016, to acquire all of the outstanding shares of common stock of Everyday, $0.01 par value per share (the “Shares”), at a purchase price of $10.50 per Share in cash (the “Offer Price”), without interest, subject to any required withholding of taxes.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that the number of Shares tendered in the Offer, considered together with all other Shares (if any) otherwise owned by Purchaser, must represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer, including for the purposes of this calculation (x) the total number of shares issuable to holders of Everyday Options (defined below) from which Everyday has received notices of exercise prior to the expiration of the Offer plus (y) the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer, of any warrants from which Everyday has received notices of exercise prior to the expiration of the Offer and (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The obligations of Parent and Purchaser to complete the Offer and the Merger are not subject to any financing condition.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Everyday, with Everyday surviving as a wholly-owned subsidiary of Parent (the “Merger”). Purchaser will effect the Merger after consummation of the Offer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by Everyday, Parent, Purchaser or any of their respective wholly owned subsidiaries or by stockholders of Everyday who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest, subject to any required withholding of taxes.

Pursuant to the Merger Agreement, as of the Effective Time, each of Everyday’s stock options (“Everyday Options”) that is then outstanding, vested and unexercised shall be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Everyday Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Everyday Option. No holder of an Everyday Option that is unvested or has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Everyday Option before or after the Effective Time.

Pursuant to the Merger Agreement, as of the Effective Time, each restricted stock unit providing for settlement in Shares (the “Everyday RSU”) that is outstanding and vested as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of Shares issuable in settlement of the vested portion of such Everyday RSU immediately prior to the Effective Time (taking into account any acceleration of vesting) multiplied by (ii) the Merger Consideration.

The Merger Agreement includes representations and warranties and covenants of the parties customary for a transaction of this nature.

The Merger Agreement includes a remedy of specific performance for Everyday, Parent and Purchaser. The Merger Agreement also includes customary termination provisions for both Everyday and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Everyday to accept and enter into a definitive agreement with respect to an unsolicited superior offer or termination by Parent where Everyday’s board of directors has changed its recommendation in favor of the transaction, Everyday will be required to pay a termination fee of $15.18 million or reimburse certain of Parent’s expenses.

Parent intends to finance a portion of the merger consideration with additional indebtedness. Completion of the transactions contemplated by the Merger Agreement is not subject to a financing condition.

j2 has guaranteed to Everyday, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to the Merger Agreement.

The Merger Agreement and the foregoing description of the Merger Agreement have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by reference to confidential disclosures made by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the parties at the time they were made and such persons should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the parties in j2’s and Everyday’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing descriptions of the Merger Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference.

Additional Information

The Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Everyday or any other securities. This communication is for informational purposes only. The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC. The offer to purchase shares of Everyday common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, a wholly owned subsidiary of Parent and Parent, and the solicitation/recommendation statement will be filed with the SEC by Everyday. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement.

Information About Forward-Looking Statements

This document contains forward-looking statements. These statements are based on j2’s estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning j2’s possible or assumed future results of operations and the transactions contemplated by the Merger

Agreement. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. j2’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the risk that the acquisition will not close when expected or at all; the risk that Parent’ business and/or Everyday’s business will be adversely impacted during the pendency of or following the acquisition and the risk that the operations of the two companies will not be integrated successfully. For a further list and description of these and other important risks and uncertainties that may affect j2’s future operations, see Part II, Item 1A—“Risk Factors” of the Quarterly Reports on Form 10-Q (if any) j2 has filed or will file hereafter and in Part I, Item 1A—“Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 (together, the “Risk Factors”), and the factors discussed in the sections in j2’s Quarterly Reports on Form 10-Q entitled “Quantitative and Qualitative Disclosures About Market Risk.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. j2 undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the Risk Factors and the risk factors set forth in other documents j2 files from time to time with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of October 21, 2016, by and among Everyday Health, Inc., Ziff Davis, LLC, Project Echo Acquisition Corp. and j2 Global, Inc.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. j2 Global, Inc. agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Everyday Health, Inc.

Date: October 27, 2016	By:	/s/ Jeremy Rossen
Name: Jeremy Rossen
Title: Vice President, General Counsel

5

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of October 21, 2016, by and among Everyday Health, Inc., Ziff Davis, LLC, Project Echo Acquisition Corp. and j2 Global, Inc.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. j2 Global, Inc. agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.